Mineral Reserve Update

Cerro San Pedro Project

State of San Luis Potosi, Mexico

Date:  May 2, 2006

Prepared for:

Metallica Resources Inc.

12200 E. Briarwood Ave., Suite 165

Centennial, Colorado  80112   USA

Tel:  (303) 796-0229

Web site:  www.metal-res.com

Prepared by:

WLR Consulting, Inc.

9386 West Iowa Avenue

Lakewood, Colorado  80232   USA

Tel/Fax:  (303) 980-8528

Principal Author and Qualified Person:  William L. Rose, P.E.

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May 2, 2006		Metallica Resources Inc.

2

TABLE OF CONTENTS

Item

Page

1

Title Page

1

2

Table of Contents

2

3

Summary

5

4

Introduction

9

5

Reliance on Other Experts

13

6-11

Omitted *

12

Exploration

14

13

Drilling

17

14

Sampling Method and Approach

18

15

Sample Preparation, Analyses and Security

20

16

Data Verification

23

17

Adjacent Properties

26

18

Mineral Processing and Metallurgical Testing

27

19

Mineral Resource and Mineral Reserve Estimates

29

20

Other Relevant Data and Information

42

21

Interpretation and Conclusions

43

22

Recommendations

44

23

References

45

24

Date and Signatures

46

25

Additional Requirements for Technical Reports on Development

Properties and Production Properties

49

26

Illustrations

50

* The report Items 6, 7, 8, 9, 10 and 11, as required by the National Instrument 43-101, are omitted from this report.  These items were presented in a prior technical report on file with SEDAR:

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Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, dated November 2000.

Items 12, 13, 14, 15, 16, 18, 19.1, 19.2, 19.3 and 19.4, reproduced in this report, were taken from the previous technical report:

Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Technical Report

Update, dated March 30, 2005.

As there are no new drilling, sampling and geologic information or metallurgical test work, text and numeric values in Items 12, 13, 14, 15, 16, 19.1, 19.2, 19.3 and 19.4 remain the same as in the previous technical report.  The final paragraph of Section 18 was added to include new reagent consumption recommendations based on a recent review of the past metallurgical test work.

LIST OF TABLES

Page

1

Cerro San Pedro Measured and Indicated Mineral Resources

7

2

Mineral Reserves by Classification @ $400 Au and $6.15 Ag

8

3

Sources of Information Used in the Feasibility Study

9-10

4

Available Drill Hole Database

17

5

Available Underground Database

17

6

Drill Hole Database Analytical Information

21

7

Underground Database Analytical Information

22

8

Summary of Metallurgical Tests

27

9

Key Metallurgical Parameters by Ore Type

28

10

Drill Hole Database Information

29

11

Block Model Limits and Dimensions

30

12

Rock Type and Structural Codes

31

13

Simplified / Grouped Structural Domains

31

14

Cerro San Pedro Measured and Indicated Mineral Resources

35

15

Cerro San Pedro Inferred Mineral Resources

36

16

Pit Limit Input Parameters – Process Recoveries and Processing Costs

36

17

Pit Limit Input Parameters – Other Economic Values and Slope Angles

37

18

Lerchs-Grossmann Pit Limit Sensitivity Analyses

38

19

Pit Design Parameters

39

20

Mineral Reserves by Rock Type @ $400 Au and $6.15 Ag

40

21

Mineral Reserves by Classification @ $400 Au and $6.15 Ag

40

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LIST OF FIGURES

Page

1

Cerro San Pedro Project Location

51

2

Lerchs-Grossmann Pit Shell at $400 Au & $6.15 Ag

52

3

Ultimate Pit Plan at $400 Au & $6.15 Ag

53

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3

SUMMARY

This report is an update to the previous Technical Report entitled “Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report Update“ and dated March 30, 2005.   Mineral resource estimates remain unchanged, but new mineral reserve estimates are presented in this report to account for small changes to the prescribed village protection buffer, increased gold and silver prices of $400/oz and $6.15/oz, respectively, and adjustments to contract mining, ore processing and general/administration costs.  Since the last technical report, there has been no additional drilling, sampling or metallurgical test work, nor has the computer-based deposit model been changed.

The Cerro San Pedro gold and silver heap leach project is located in semi-arid central Mexico in the state of San Luis Potosi approximately 400 kilometers (km) north of Mexico City along the interstate highway connecting Mexico City with Monterrey.  The site is located 20 km east-northeast of the city of San Luis Potosi, which is the state capital with a population of approximately one million people.  The site can be easily reached via a 10 km secondary road extending from the Periferico Oriente to the village of Cerro San Pedro.  The San Luis Potosi airport has daily flights to Mexico City and Monterrey.  Figure 1 (see Section 26) shows the location of the Cerro San Pedro project.

The Cerro San Pedro district has undergone several periods of significant mineral production over the past 400 years.  In recent history, Asarco, Geocon, Bear Creek Mining, and Compania Fresnillo conducted exploration and development programs.  Minera San Xavier, S.A. de C.V. (MSX), a wholly-owned subsidiary of Metallica Resources Inc. (Metallica), began its exploration activity at Cerro San Pedro in April 1995.  Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior Inc. (Cambior) in early 1998.

In May 2000, Glamis Gold Ltd. (Glamis) acquired Cambior’s Mexican holding company and assumed the terms of the joint venture agreement executed by Cambior with Metallica.  In February 2003, Metallica acquired Glamis’ 50% interest in the project, excluding a royalty on net proceeds.  In March 2004, Metallica acquired and cancelled the Royalty Deed on the Cerro San Pedro project that was retained by Glamis de Mexico, S.A. de C.V.  Metallica, through its wholly-owned subsidiary MSX, now controls 100% of the Cerro San Pedro project.  The only outstanding royalty is a 1.95% gross value royalty owned by Newmont Mining.

In the last two years, there have been a number of legal challenges to MSX’s control of surface rights in the project area and to the explosives and environmental mining permits. Currently Metallica, through MSX, controls 47 mineral concessions, totaling 2,965 hectares (ha).  However, in 2004, the surface lease agreement that MSX signed with the inhabitants of the Cerro de San Pedro Ejido was declared null by the Agrarian court in San Luis Potosi.  This decision was reversed on appeal and MSX retains possession of the land.  Currently, both that lease and a Temporary Occupancy order (granted by the General Mining Directorate, or DGM) are currently valid, but are facing legal challenges.  Metallica expects to prevail in its legal challenges and receive all necessary permits to resume construction and begin operations at Cerro San Pedro.

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In January 2006, a legal action against the National Secretary of Defense (SEDENA) for issuing the Use of Explosives permit on ejido land was overturned in its final appeal.  On February 7, 2006, MSX received word that SEDENA had lifted the restriction on the use of explosives on ejido land as a result of this ruling.  In early April 2006, however, SEDENA again imposed a partial restriction on the use of explosives on land rented from the Ejido of Cerro de San Pedro due to another similar legal action.  MSX counsel believes that, due to the similarity of the legal cases and the previous rulings favorable to MSX, this case will also result in a favorable ruling for the project.

The Manifestacion de Impacto Ambiental (MIA, or Environmental Impact Statement) was declared null by an administrative court in Mexico City.  This ruling was also appealed by MSX, which resulted in a ruling that requires the Secretary of Environment and Natural Resources (SEMARNAT) to update the MIA to comply with all current environmental laws.  This update is currently in progress and is expected to be completed in April 2006.

Three feasibility studies have been completed to date on the project:  one by Kilborn International for Metallica Resources Inc. in February of 1997, one by Cambior Inc. in December of 1999, and one by Glamis Gold Ltd. in November of 2000.  The most recent study completed by Glamis has been previously filed, in its entirety, as a technical report.

Between 2000 and March 2005, it was decided that the Cerro San Pedro town site on the property would be protected from any mining incursion.  Mineral resources are reported using this town site restriction and further constrained by a floating cone pit shell based on a gold price of $800/oz.  The intent of using resource estimates derived from a floating cone pit shell is full compliance with CIM Standards referenced by Canadian NI 43-101 which state that a mineral resource is an inventory of mineralization that “might become economically extractable.”  Table 1 summarizes the mineral resource estimates for the Cerro San Pedro project.

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Table 1

Cerro San Pedro Measured and Indicated Mineral Resources

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Tonnage & Grade
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t
0.2	106,289	0.55	20.3	9,929	0.48	19.7	116,218	0.54	20.3
0.3	84,840	0.63	22.1	6,028	0.63	22.3	90,868	0.63	22.2
0.4	63,631	0.72	24.6	3,945	0.77	24.7	67,576	0.72	24.6
Contained Ounces x 1000
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Gold oz	Silver oz		Gold oz	Silver oz		Gold oz	Silver oz
0.2	1,880	69,400		150	6,300		2,030	75,700
0.3	1,720	60,400		120	4,300		1,840	64,700
0.4	1,470	50,300		100	3,100		1,570	53,400

The proven and probable mineral reserves presented in the Technical Report Update dated March 30, 2005 were based on a gold price of $375/oz and a silver price of $5.77/oz.  Total mineral reserves were then projected at about 63.0 million tonnes of ore grading 0.58 g Au/t and 23.9 g Ag/t.  About 73.3 million tonnes of waste stripping were also estimated, for a stripping ratio of 1.16:1 (tonnes waste per tonne of ore).

From the identical computer-based block model of the deposit, an updated mineral reserve has been calculated using revised metal prices of $400 per ounce gold and $6.15 per ounce silver. New mining costs were incorporated into the mineral reserve estimate to account for recent projections made by the mining contractor and revisions were made to the ore processing and general/administration costs to reflect the latest estimates by MSX personnel and its consultants.  Ore processing costs were reduced slightly from previous estimates to account for lower anticipated cyanide and lime consumption rates in operating heaps versus laboratory test work predictions (these recommendations were taken from a memorandum by Mr. Bruce Thorndycraft dated November 9, 2005).

The updated mineral reserves are presently estimated at about 70 million tonnes of ore grading 0.55 g Au/t and 23.0 g Ag/t.  Waste is estimated at about 75 million tonnes, for a stripping ratio of 1.07:1.  Contained metal is estimated at about 1.24 million ounces of gold and 51.7 million ounces of silver.  Table 2 summarizes the proven and probable components of the new mineral reserve estimate.

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Table 2

Mineral Reserves by Classification @ $400 Au & $6.15 Ag

Classification	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Proven	66,539	0.55	22.9	44,249	110,788
Probable	3,346	0.53	25.1	16,596	19,942
Other Waste	-	-	-	14,205	14,205
Total	69,885	0.55	23.0	75,050	144,935

All of the estimated mineral reserves are contained within the mineral resources summarized in Table 1.

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4

INTRODUCTION

In this report the term “Metallica” can refer to either Metallica Resources Inc. or any wholly-owned subsidiary of Metallica Resources Inc.  The term “Cambior” can refer to either Cambior Inc. or any wholly-owned subsidiary of Cambior Inc.  The term “Glamis” can refer to either Glamis Gold Ltd. or any wholly-owned subsidiary of Glamis Gold Ltd.  The term “MSX” refers to Minera San Xavier S.A. de C.V., the Mexican company which owns the Cerro San Pedro project.  Metallica owns 100% of MSX.

In a previous Technical Report entitled Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000 (“Feasibility Study”), Metallica presented the results of a complete feasibility study for the Cerro San Pedro project.  Areas of study and primary sources of information used in support of the Feasibility Study are summarized below in Table 3.

Table 3

Sources of Information Used in the Feasibility Study

Area	Services Provided	Name of Company/Consultant
Geology	Management	Minera San Xavier
	Assaying	Bondar Clegg
	Modeling, Resource Estimation	Minera San Xavier
	Deposit Geology	Mark Petersen, Consultant/Formerly Metallica
	Mineralogy/Petrography	Petrographic Consultants, Intl.
Mining	Mine Design/Engineering	Glamis / Mine Reserves Associates
	Model Verification	Independent Mining Consultants, Inc.
GeoSight, Inc.
Glamis / Mine Reserves Associates
	Previous Reserve Evaluations	Cambior
	Slope Stability	Brawner & Associates
Metallurgy	Management	Glamis
	Bottle Rolls, Columns, CN Sol.	McClelland Laboratories
	Diagnostic Testing/Reagent Work	Resource Development Inc. (RDI)
	Ore Characterization	METCON Research, Inc.
	Database/Statistical Analysis	Ron Radzieta / Zuker Geochemistry Group
	Solution Chemistry	Unifield Engineering
Times Ltd. (Mudder)
McClelland Laboratories

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Table 3 (continued)

Sources of Information Used in the Feasibility Study

Area	Services Provided	Name of Company/Consultant
Processing	Management	Glamis
	Heap Modeling	Unifield Engineering
	Costing/Data Review	R. Hyyppa
	Leach Pad	Westec / Amec
	Merrill-Crowe Plant Design	Summit Valley Equipment & Engineering
Electrical and Communication	Management	Glamis / Minera San Xavier
	Electrical Power Line	Procoin / CFE
	13.8 kV Distribution Line	Cypesa / Procoin
	Main Substation	Cypesa
	Communication	Telmex / Glamis
Infrastructures	Management	Glamis / Minera San Xavier
	Housing	Constructora Rosval / Constructora y Edificadora B&F
	Access Road	Minera San Xavier
	Water Management	Sodinco Group
Environmental	Management	Minera San Xavier
	Baseline/impact Analysis	Behre Dolbear de Mexico
	ARD Evaluations	Chemac Environmental Services
Geochemica, Inc.
	Water Balance Modeling	Womack and Associates
Water Management Consultants
	Closure Planning	Shepherd Miller
Closure Strategy Group (CSG)
	Permitting	Minera San Xavier
Other	Socioeconomics	Minera San Xavier
	Taxation	Minera San Xavier / Glamis

The Feasibility Study mineable (i.e., mineral) reserve estimate was based on prices of $275 per ounce gold and $5.25 per ounce silver.  The Amended Technical Report dated November 24, 2003 updated the mineral reserve estimate based on revised prices of $325 per ounce gold and $4.62 per ounce silver.  Similarly, the Technical Report Update dated March 30, 2005 presented a mineral reserve estimate based on gold and silver prices of $375/oz and $5.77/oz, respectively.  The March 30, 2005 report also restated the mineral resource estimates to delineate those portions that are accessible by open pit mining methods (the current business model for the project) and constrained by an $800/oz Au Lerchs-Grossmann pit shell.

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In this report, mineral reserve estimates have been revised to account for prices of $400 per ounce gold and $6.15 per ounce silver, as well as revised contract mining costs derived from the latest projections made by the mining contractor (Washington Group International).  Additionally, MSX has made adjustments to the expected ore processing and general/ administration costs.  Mr. William Rose, the report’s author and an independent qualified person of WLR Consulting, Inc. (WLRC), performed the Lerchs-Grossmann pit limit evaluations, ultimate pit design and mineral reserve estimation that comprise the new results summarized in this study.

Mr. Rose has visited the Cerro San Pedro project site during October 8-10, 1996.  During this visit, he inspected the pit and waste dump areas, access routes to the project site, many of the underground and surface workings, and the village of Cerro San Pedro.   A second trip to the project site was made during April 7-8, 2004.

The computer-based geologic and interpolated grade model of the Cerro San Pedro deposit has not changed from the Feasibility Study completed by Glamis.  No new drilling, sampling or metallurgical testing has been performed since its completion.

This Technical Report has been prepared to comply with Canadian National Instrument 43-101.  Previously reported information is summarized and/or reproduced to provide an overall understanding of the project.  The reader is referred to the Feasibility Study for specific details and support.

Terms of Reference

Unless otherwise specified, all units of measurement in this report are in System International (SI) units and all currency is reported in United States dollars.  Tonnes refer to metric tonnes (1000 kg, or 2204.6 pounds).

List of Abbreviations

gold	Au
silver	Ag
lead	Pb
zinc	Zn
copper	Cu
molybdenum	Mo
arsenic	As
antimony	Sb
mercury	Hg
manganese	Mn

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List of Abbreviations (continued)

bismuth	Bi
cyanide	CN

gram	gm
kilograms	kg
metric tonne	t
1000 metric tonnes	ktonnes
grams per tonne	g/t

milliliters	ml
gram per liter	gpl
parts per million	ppm

centimeter	cm
meters	m
kilometers	km
hectares	ha

Centigrade	C

Troy ounce	oz
U.S. dollars	$

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5

RELIANCE ON OTHER EXPERTS

In the fall of 2005, Metallica retained Mr. Bruce Thorndycraft, a consulting metallurgist and chemical engineer, to review the predicted reagent consumptions for the proposed heap leach operations at Cerro San Pedro.  Based on his experience, Mr. Thorndycraft recommended in a memorandum dated November 9, 2005, that sodium cyanide and lime consumptions be reduced from the levels originally predicted by the metallurgical test work.  This has resulted in slightly lower ore processing cost estimates used by WLRC in the definition of the pit limits and mineral reserve estimation.  Mr. Thorndycraft’s recommendations are summarized at the end of Section 18.

As with the previous technical report dated March 30, 2005, WLR Consulting, Inc. has relied on the opinions of Metallica and its attorneys regarding the legal status of its property rights and the necessary permits for construction and operation.  The text in the summary (Section 3) pertaining to the current status of permits and legal actions affecting development of the project was summarized from a letter written to the author by Mr. Donald E. Hulse, General Manager of Minera San Xavier, S.A. de C.V., on April 7, 2006.  This letter also cites a September 1, 2005, agreement with the Institute of History and Archaeology (INAH) that adjusts the protective buffer around the village of Cerro de San Pedro.  This modified buffer was used to constrain the new ultimate pit plan and, hence, the mineral reserve estimates.

All of the mineral reserve estimates presented in this Technical Report are contingent upon Metallica prevailing in its present legal actions and receiving the necessary permits for project construction and operation.

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12

EXPLORATION

12.1

Property History

The Cerro San Pedro district has undergone several periods of significant mineral production dating back more than 400 years.  Initial mining activity is reported to have begun in 1575 when the Spanish discovered outcropping bonanza-type gold and silver mineralization.  Following this discovery, mining continued until 1663 when a mine fire collapsed the main production stope.  Although there are no reliable production records for this period, it is estimated that approximately 1.5 to 2 million tonnes of high-grade gold-rich ore were mined by the Spanish.  After the mine fire in 1663, small-scale production continued intermittently for the next two hundred years.

The second major period of mining activity began in 1870 when Minera La Victoria y Anexas consolidated approximately 80% of the district.  During this period, the Minera La Victoria Company drove the Victoria adit under the collapsed stope in an attempt to regain access to the bonanza-grade ore bodies, as well as to deeper ore bodies located to the west.  Because of its lower grade, porphyry-hosted mineralization was not mined at this time, although haulage tunnels driven by the company exposed a significant amount of low-grade disseminated mineralization throughout the central part of the district.

Concurrently, the El Barreno Company completed extensive development of chimney and manto ore bodies in the Barreno Hill area.  By 1904 there were more than 100 active mine adits in the district. All mining operations were reportedly suspended between 1925 and 1930.

In 1930, mining activity resumed when Asarco optioned the property and began mining oxide ore from a large limestone-hosted breccia pipe on the west flank of Barreno Hill.  At the same time, Asarco's underground development work to the south mined progressively deeper sulfide ore bodies occurring along the upper limestone-porphyry contact at depths between 300 and 500 meters (m) from the surface.  Both limestone and sulfide ore was shipped by train to the Asarco smelter in San Luis Potosi.  Production continued uninterrupted until 1953 when operations were officially suspended due to a labor dispute.  Asarco's total production during this period is reported as one million tonnes of direct flux limestone ore grading 1.8 grams per tonne gold (g/t Au), 60 g/t silver (Ag) and 2 million tonnes of sulfide ore grading 4.5 g/t Au, 325 g/t Ag, 5% lead (Pb), 8.5% zinc (Zn), and 4% copper (Cu).  It is estimated that by the end of Asarco's mining activities in the early 1950's, approximately 2.5 million ounces of gold and 40 million ounces of silver had been produced from the Cerro San Pedro district.

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12.2

Recent Exploration Activity

Renewed interest in the Cerro de San Pedro district began in 1970 when Geocon S.A. evaluated the district's potential for a large tonnage, low-grade, bulk minable deposit.  They conducted an extensive mapping and sampling campaign that resulted in the collection of 659 continuous channel samples over approximately four km of underground workings.  Based on this work, a resource of 50 to 75 million tonnes averaging 0.60 to 0.80 g/t Au, and 20 to 35 g/t Ag was estimated.  Geocon dropped the property, however, due to the low metal prices in effect during the early 1970's.

In April, 1980, Bear Creek Mining Company optioned the property and initiated a second exploration campaign targeting the northern area between the Gran Hundido and Abundancia mine, and the Barreno pit to the southwest.  This program consisted of detailed surface and underground mapping in conjunction with extensive sampling of over approximately 3 km of underground workings.  Most of Bear Creek's work was focused on limestone-hosted mineralization related to a large breccia pipe exposed in the Barreno pit.  Although their original objective was to evaluate the district's potential for a large bulk mineable gold-silver resource, attention eventually shifted toward potential high-grade silver mineralization developed along the Princessa Fault zone along the north side of Cerro Barreno.  Three shallow core holes were drilled to test the upper portions of this zone, however, grades were lower than anticipated and, by the end of 1981, the decision was made to drop the property.

In 1985 and 1986, Acheron Resources Ltd., a Vancouver-based junior mining company, optioned the property and built a small heap leach facility in an attempt to recover gold from approximately 15,000 tonnes of dump material produced from old mine workings.  Although the project succeeded in producing gold, no records are available.

In 1989, Compania Fresnillo S.A. optioned the property from the present day owners and began an extensive exploration program, which lasted over the next four years.  Like their predecessors, Geocon and Bear Creek, Fresnillo's primary objective was to evaluate the district's potential for a large low-grade bulk mineable gold-silver deposit.  Fresnillo's program involved detailed surface and underground mapping, systematic geochemical and metallurgical sampling, and the completion of more than 38 reverse circulation holes totaling approximately 9,400 m.  Based on this work, Fresnillo estimated a mineable reserve of 17 million tonnes averaging 1.02 g/t Au and 16 g/t Ag with an average stripping ratio of 2.8:1.  An additional possible resource of 9.4 million tonnes averaging 0.41 g/t Au, 16 g/t Ag was also inferred.  In October, 1993, Fresnillo decided to drop the project for internal corporate reasons.

Building upon the work of its predecessors, in April, 1995, MSX began its exploration campaign at Cerro San Pedro.  This program has involved comprehensive data compilation, detailed geologic mapping, geochemical sampling, geophysical prospecting, reverse circulation and diamond drilling, and bulk sample collection for metallurgical test work.  During 1995, MSX completed approximately 12,000 m of reverse circulation drilling which, in combination with the Fresnillo drillhole data, formed the basis for the calculation of the geologic resource and mineable reserves reported in the 1995-96 pre-feasibility study.  MSX's 1996 exploration program confirmed and expanded the 1995 reserve estimate, completing more that 51,000 m of exploration drilling since the beginning of MSX's activities.

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In early 1997, Mine Reserves Associates, Inc. (MRA) estimated the global resource to be 250 million tonnes averaging 0.49 g/t Au and 15.5 g/t Ag, and the contained proven and probable reserves to be 77.3 million tonnes averaging 0.60 g/t Au, 24.8 g/t Ag, with an overall waste to ore ratio of 1.51:1.   This was predicated upon a gold price of $400/oz and a silver price of $5.00/oz.

Metallica elected to seek a major mining company as a joint venture partner to further evaluate the property and executed an agreement with Cambior in early 1998.  As part of their due diligence, Cambior drilled 11 core holes in 1997 for a total 2,650 m.  In 1998, Cambior completed an additional 13 surface core holes totaling 1,439 m and 42 underground core holes totaling 3,523 m.

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13

DRILLING

The Cerro San Pedro database was established using the results from four different drilling campaigns: Bear Creek, Cia. Fresnillo, MSX-Metallica and MSX under the Cambior-Metallica Joint Venture as shown in Table 4, totaling some 271 drill holes.  These companies also collected numerous channel samples in the accessible drifts and stopes as presented in Table 5.

Table 4

Available Drill Hole Database

Company	Year	DDH holes		RC holes		Total
		No.	Meters	No.	Meters	No.	Meters
Bear Creek	1982			3	276.2	3	276.2
Fresnillo	1992			49	9,518.3	49	9,518.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-CAMBIOR	1997	11	2,650.0			11	2,650.0
MSX-CAMBIOR Surface	1998	13	1,439.0			13	1,439.0
MSX-CAMBIOR Underground	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	177	42,659.4	271	58,839.7

Table 5

Available Underground Database

Company	Year	No. of Channel Samples	Meters
Bear Creek	1982	854	1397.80
Fresnillo	1990	742	742.00
MSX-Metallica	1995	100	262.38
MSX-Metallica	1996	1,304	2,289.86
MSX	1995-1998	749	2,007.30
Total		3,749	6,699.34

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14

SAMPLING METHOD AND APPROACH

Layne Drilling Services de Mexico served as the primary contractor for the reverse circulation drilling program at Cerro San Pedro.  Daily supervision of drilling activities was the combined responsibility of project field geologists, the senior project geologist, and the drilling contractor.  Detailed drill logs, chip boards, and sample records were prepared on site by the rig geologists, who oversaw all sampling activities at the drill rig.

The standard procedure for reverse circulation drill holes involved systematic sampling at regular 2 m intervals starting from the drill collar and continuing to total depth.  Samples collected under dry conditions were split using a three-tiered Jones sample splitter.  Due to poor ground conditions within the upper parts of the deposit, however, the majority of reverse circulation holes have required the injection of water.  As a consequence, wet sampling methods have been necessary to maintain optimum circulation and sample return.  To date, no groundwater has been intercepted at Cerro San Pedro.

Collection of wet drilling samples involved the use a rotary wet sample splitter, which reduced recovered drill cuttings into two parts: one split which was sent to Bondar-Clegg for analysis, and one duplicate split was saved for future sample analyses and test work.  Suspended fines were collected by adding an anionic flocculent to each sample at the start of each sample interval.  Collected samples were then allowed to sit undisturbed, until sample fines had settled sufficiently after which excess water was decanted and the samples bagged for storage and shipment to the Bondar-Clegg sample preparation facility in San Luis Potosí.

Although every effort has been made to optimize sample recovery, the abundance of historic mine workings and related collapse voids in the upper parts of the San Pedro deposit has at times proved problematic to maintaining consistent sample recovery.  To overcome this, synthetic polymer (EZ-Mud® or Alcomer®) was routinely added to drilling water to increase fluid viscosity and effectively seal the outer part of the hole.  In more difficult zones, sample recovery was maintained by the addition of bentonite or drilling foam.  In some areas, however, the presence of large open voids precluded proper sample recovery until the drill bit had passed several meters back into solid rock.  In an attempt to address this problem, a Digger® center-return hammer-bit was used in place of the conventional reverse circulation hammer to minimize sample loss through known mine workings and voids.

The sampling procedure for core holes likewise involved systematic sampling at regular two-meter intervals, except where holes intercepted major lithologic/geologic contacts or encountered mine workings and voids.  The majority of core holes were completed with HQ-size core of 8.5 centimeter (cm) diameter with reductions to NQ-size core of 5.6 cm diameter where necessary.  Two methods of core sample splitting were employed, depending on sample lithology.

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Limestone core samples were split using a conventional water-cooled rock saw modified to cut an approximate 2 cm slice lengthwise along each 2 m interval.  Once each 2 m sample interval had been cut, the saw was cleaned and the wet fines included with the respective sample.  Based on fire assay results, metallurgical samples were selected as required and submitted to McClelland Laboratories for further test work.

During the initial stages of the core drilling program, porphyry samples were also cut as half-splits using the water-cooled rock saw according to the same procedures described above.  Due to porphyry’s relatively friable character under wet conditions, the sampling method for porphyry was revised to cutting dry half-splits using a Longyear jaw splitter.  One half-split was submitted to Bondar-Clegg for fire assay, the remainder has been stored at the project site for reference and possible future test work.

The preparation of bulk composites for column leach testing involved the collection of approximately 500 kilograms (kg) of Begoñia Limestone, as well as the collection of three 200 kg of whole core composites of porphyry oxide material.  All samples selected for bulk compositing were submitted as separate sample intervals and were subsequently composited by McClelland Laboratories.  The samples for bottle roll leach tests were submitted as unsplit 2 m intervals.  Head assays for these samples were subsequently entered into the drill assay database upon receipt of results from McClelland Labs.  Density determinations of the various ore types were made on underground and core samples of mineralized porphyry.  Split core samples of representative ore and waste rock lithologies were selected for Acid Rock Drainage (ARD) characterization and submitted to Hazen Laboratories, Golden, CO for analysis.

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15

SAMPLE PREPARATION, ANALYSES AND SECURITY

15.1

Sample Preparation

Drill samples submitted for Au-Ag fire assay were routinely sent to the Bondar-Clegg sample preparation facility in San Luis Potosí, where each sample was dried at approximately 150 degrees Centigrade (C), weighed, and crushed to a minimum of 75% passing minus 10 mesh.  Quality assurance was maintained by screening at least one sample from each daily submittal through a 10 mesh screen.  The crushed sample was then passed through a Jones splitter and a representative 250 gram (gm) split was retained for subsequent pulverization.  The remaining coarse rejects were rebagged and returned to the San Pedro project site for storage.  The 250 gm split was then pulverized using a ring and puck pulverizer, reducing the sample to a minimum standard of 95% passing 150 mesh.  Beginning in late 1995, Bondar-Clegg began separating each pulverized sample into separate 150 to 200 and 50 gm splits, the larger of which was forwarded to the Bondar-Clegg laboratory in Vancouver, B.C. for gold-silver fire assay, and the smaller retained for storage at the Bondar-Clegg facility in San Luis Potosí.  Consequently, an additional set of 50 gm sample pulps remains available for future analytical work.

15.2

Assay Methods

The Bondar-Clegg fire assay procedure involves a standard 1-assay ton gold-silver fire assay with an atomic absorption (AA) finish.  The assay procedures include blending of sample pulps followed by weighing of 1-assay ton (29.17 gm) splits from each sample pulp.  The weighed samples are fused with an appropriate flux at a temperature of 1038 degrees C for approximately 45 minutes, allowed to cool, and subsequently cupelled at 954 degrees C for gold and 871 degrees C for silver.  The cupelled sample buttons are then dissolved in aqua regia for approximately three hours and the resulting solution analyzed for gold and silver on an AA spectrometer.  Sample analyses reporting above 10 g/t Au or 500 g/t Ag are re-analyzed via fire assay with a gravimetric finish.  In addition, all samples reporting above 0.10 g/t Au are forwarded to Bondar-Clegg’s Reno, NV facility where they are analyzed for cyanide (CN)-soluble gold via a 1-assay ton hot CN shake leach.

Bondar-Clegg’s agitated cyanide assay procedure first involves the preparation of a second 30 gm spilt from the original sample pulp, which is mixed with 30 milliliters (ml) of 5 gram per liter (gpl) CN solution and 2.5 g/t sodium hydroxide solution to bring the solution pH up to 10.5.  The sample is then agitated for one hour at 80 degrees C after which the solution is analyzed by AA.  Results are initially reported in ounces per short ton of dry solids and subsequently converted to g/t.  Upon receipt of results from Bondar-Clegg, all CN-soluble assay data are recorded in the San Pedro project database along with the original fire assay results for each individual sample.

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Cone Geochemical’s analytical procedure is similar to the method used by Bondar-Clegg with the exception that all sample pulps received from Bondar-Clegg are reground to 90% passing 200 mesh prior to fire assay.  Gold analyses follow essentially the same procedures described above; however, silver analyses utilize a four acid digestion technique (Perchloric-Hydrofluoric-Nitric-Hydrochloric), which generally yields a more complete sample digestion resulting in a more complete analysis of total contained silver.

Geochemical analyses of surface and underground rock chip samples and selected drill intervals have also been performed by Bondar-Clegg according to a multi-element suite corresponding to district geology.  Sample analyses for gold are performed via the 1-assay ton fire assay/AA finish method described above.  Analyses for silver, copper, lead, zinc, arsenic, antimony, mercury and manganese are done through a multi-element ICP spectral scan.  The majority of silver analyses for Metallica’s rock chip sampling program have been analyzed by ICP.  As a rule, differences between the sample digestion procedures for the fire assay/AA-finish method and the ICP method result in slightly lower silver values with the latter.  Skyline Labs of Tucson, AZ analyzed gold and silver from the Bear Creek underground sampling program according to standard gold-silver fire assay/AA-finish techniques.  Underground sampling data from the Fresnillo and Geocon campaigns also utilized standard fire assay methods.

More than 50% of the reverse circulation samples (2,232 from a total of 4,253) collected by Fresnillo were re-assayed for gold and silver during 1996 by MSX.  During the 1995 and 1996 drilling by MSX-Metallica, the samples were assayed in a systematic way for gold and silver, and sporadically for copper, lead, zinc, molybdenum (Mo), arsenic (As), antimony (Sb), mercury (Hg) bismuth (Bi), and manganese (Mn).  From 1997 on, each sample was assayed for gold, silver, copper, lead, zinc, molybdenum, arsenic, antimony, mercury and manganese.  Tables 6 and 7 summarize the assay information available.

Table 6

Drill Hole Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No. Samples
Au g/t	27,931	Zn ppm	12,976	Hg ppm	8,910
Ag g/t	27,919	Mo ppm	8,910	Mn ppm	8,680
Cu ppm	12,537	As ppm	8,910	Au CN g/t	12,710
Pb ppm	12,975	Sb ppm	8,910	Ag CN g/t	622

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Table 7

Underground Database Analytical Information

Element	No. Samples	Element	No. Samples	Element	No Samples
Au g/t	2,153	Zn ppm	2,060	Hg ppm	2,060
Ag g/t	2,153	Mo ppm	2,025	Mn ppm	1,638
Cu ppm	2,060	As ppm	2,060	Bi ppm	2,060
Pb ppm	2,060	Sb ppm	2,060

ppm = parts per million

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16

DATA VERIFICATION

Check assay procedures for drill samples were performed regularly to verify both Bondar-Clegg’s fire assay results as well as the sample preparation method.  To verify analytical results, every 25th sample pulp from the regular analytical sequence was submitted to Cone Geochemical for a repeat gold-silver fire assay as a check against the results reported by Bondar-Clegg.  To check the sample preparation method, a second assay pulp is prepared from every 25th sample.  This sample was analyzed by Bondar-Clegg and was reported as if it were a separate sample in the analytical sequence.  These assay verification procedures were employed in addition to Bondar-Clegg’s standardized internal quality control procedures that involve the preparation and analysis a second sample pulp at least once in every 40 samples or a minimum of 1 in any submittal of 10 or more samples.

Since 1995, assaying and assay verification have been performed by Bondar Clegg Laboratories of Vancouver, Canada.  The 25th sample in each batch submitted is systematically re-assayed by Bondar Clegg.  If discrepancies are observed in the assay results between the original and re-assay value for either gold or silver, the entire batch is re-assayed.  Bondar Clegg was also instructed in 1995 and 1996 to send a duplicate pulp sample (each 25th) to Cone Geochemical in Denver for assay verification.  MSX did not submit its own analytical standards or blanks to Bondar Clegg.  The Bondar Clegg assays comprise the primary assay database for the project.

MSX performed two statistical tests on assay versus re-assay results.  These tests are the F-test and the Student t-Test.  The F-test evaluates the probability that the variances in assay and re-assay results for gold and silver performed at Bondar Clegg are not significantly different.  The Student t-Test determines whether two samples are likely to have come from the same two underlying populations that have the same mean.

The gold and silver data mean and variance for the Bondar Clegg check assays are statistically similar in both of the F-test and the Student t-Test, higher than 90% for both distributions.  A conditional bias does not appear.

The comparison of gold assay results between Bondar Clegg and Cone are statistically similar and no bias was recognized.  The silver assay results showed an obvious silver bias between Cone and Bondar Clegg assay results, with the Cone silver assay results being systematically higher.

The core versus reverse-circulation twin hole drill program performed during 1998 within the porphyry also suggested a silver bias, with the core holes reporting a much better silver grade than the older RC drill holes.  There appeared to be no bias in the gold assays.  To further investigate the cause(s) for the bias, some of the old RC samples were obtained from storage and a new split obtained and sent to Bondar Clegg.  Bondar Clegg was asked to prepare these samples using the 1998 sampling protocol and to assay them for gold and silver.  The results of the re-assaying gave higher silver grades than the original assays and the silver bias disappears as compared to the core twin assays.  The 1998 sampling and assaying protocols were different from those previously used.  The sample preparation was changed in that additional step of comminution was added prior to final pulverization.  Silver was assayed by aqua regia digestion and AA measurement before September 1997 and after this date, by fire assay and AA measurement.

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In order to further investigate this silver assay bias, 186 randomly selected coarse reject samples were collected and sent to Bondar Clegg for re-assaying in April 1999.  Assay results showed the average silver grade was 32% higher for the newly assayed sample versus the original assay performed before September 1997.  No silver bias was observed for samples assayed after September 1997.  Gold showed no bias.  The number of samples was considered insufficient to adequately correct the database.

Therefore, an extensive re-assay program was outlined.  The goal was to collect approximately 14% of the overall sample database that will be used for the resource estimate.  A total of 2,120 channel and drill hole coarse reject samples were collected and sent to Bondar Clegg during May 1999.  Bondar Clegg prepared them using the 1998 sampling protocol.  The results returned were comparable to those from the limited previous sampling program, confirming no bias for gold and a positive silver bias averaging 28% for the samples assayed prior to September 1997.

In order to obtain more confidence on the silver bias and to insure that the Bondar Clegg assay results are valid, 250 samples randomly selected from the previous 2,120 samples were sent to two independent laboratories during the month of July 1999 and 16 blanks were added to crosscheck the assay results.  Cone Geochemical from Denver and Chemex Laboratory from Vancouver each received representative splits of the 250 pulps and coarse rejects samples.  The samples were re-bagged and re-tagged so it was impossible for the laboratory to associate assay results from pulps and rejects.  These labs were asked to perform gold-silver assays by FA/AA, silver assays by using aqua regia digestion and 4-acid digestion with AA finish and, gold cyanide and silver cyanide assays.  Chemex and Cone assays confirmed the silver bias for the samples assayed by Bondar Clegg prior to September 1997.  The aqua regia digestion technique produced similar silver results between Bondar Clegg, Chemex and Cone.  Silver assaying with the total digestion technique by Chemex and Cone reproduced the Bondar Clegg results from the recent re-assaying program.  No gold bias was observed.

The silver bias is the result of the assaying method used by Bondar Clegg prior to September 1997.  The aqua regia digestion technique is insufficient to put all the silver particles in the sample into solution for subsequent analysis by the AA instrument.

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Therefore, the Cerro San Pedro silver database was adjusted for sample assays performed prior to September 1997 by using polynomial regression for the channel and the drillhole samples.  The factors were calculated from the 2,120-sample database.  Overall, this results in an adjustment of 25,541 samples out of a total of 30,072 samples in the entire silver assay database.  This adjustment results in raising the average silver grade by 23% based on all silver database assays and by 30% for those samples assayed prior to September 1997.

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17

ADJACENT PROPERTIES

This section is not applicable.

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18

MINERAL PROCESSING AND METALLURGICAL TESTING

The Cerro San Pedro project has been the subject of extensive metallurgical investigations that have evaluated the performance of a variety of ore types subjected to various processing flowsheets.  At Cerro San Pedro, the resource value is entirely precious metals (Au and Ag), therefore, the metallurgical investigation process focused on determining the ultimate precious metals recoveries that could be achieved.  Test work has been performed at a number of laboratories and includes the standard bottle roll test, column testing, cyanide solubility testing, diagnostic leaches, ore characterization testing, high solids bottle stirs (HSBS) for heap simulation, solution chemistry analysis, and mineralogical examination.  Tests were conducted at various particle sizes and test parameters.

Metallurgical testing has been performed on a total of 396 different samples of core, core composites, bulk samples, bulk sample composites, underground chip samples, and reverse circulation drill cuttings.  The samples have been collected throughout the known extents of the deposit.  Seven distinct mineral types have been determined by different geological and metallurgical characteristics and all have been included in the testing program.  These included samples of Porphyry Oxide, Begonia Limestone, Barreno Limestone, Barreno Manganese, Hospital Limestone, Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide.  With the exception of the Porphyry Mixed (oxide and sulfide) and Porphyry Sulfide, all samples are fully oxidized.

Samples have been taken from surface outcrop locations, from underground drifts and crosscuts, from reverse circulation drill samples, and drill core intervals.  Composites were also prepared from these various sample types to provide test samples that represented various deposit ore types for metallurgical testing.

Bulk samples were taken with both lump and fine material being collected in their approximate proportions as contained in the broken rock.  No crushing or breaking of lump material was done at the site.  The number and type of different metallurgical tests that have been conducted are summarized in Table 8 below.

Table 8

Summary of Metallurgical Tests

Sample Type	Column Tests	Bottle Roll	HS Bottle Stirs
Porphyry Oxide	38	186	16
Begonia Limestone	22	90	20
Barreno Limestone	11	51
Barreno Manganese	12	49
Hospital Limestone	0	23
Porphyry Mixed	2	43
Porphyry Sulfide	2	19

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Table 9 below summarizes the key metallurgical parameters developed as a result of the metallurgical investigations.

Table 9

Key Metallurgical Parameters by Ore Type

Ore Type	% Recovery (run-of-mine)		Reagent Consumption (kg/t)
	Gold	Silver	Na Cyanide	Pebble Lime
Porphyry Oxide	75	40	0.30	3.0
Begonia Limestone	55	25	0.30	3.0
Barreno Limestone	20	5	0.30	3.0
Hospital Limestone	35	10	0.30	3.0
Barreno Manganese	20	5	0.30	3.0
Porphyry Mixed	50	45	0.6	13.2
Porphyry Sulfide	25	35	0.6	13.2

These conclusions are further supported by the independent data reviews by McClelland Laboratories, Inc. and Kappes, Cassiday & Associates.

Metallica retained Mr. Bruce Thorndycraft in November 2005 to review the metallurgical test work with regard to reagent consumptions in operating heaps versus laboratory column test predictions.  Based on Mr. Thorndycraft’s experience in operations and as a consulting metallurgical and chemical engineer, cyanide and lime consumptions in Table 9 are unnecessarily high for an operating heap and would cause scaling problems in the plant.  Mr. Thorndycraft recommended initial consumption rates of 0.20 kg/tonne for sodium cyanide and 2.0 kg/tonne for lime.  (Mixed and sulfide porphyry ore will be encountered later in the mine’s life, which then may require higher consumption rates.)  Mr. Thorndycraft’s consumption rate recommendations have been incorporated into MSX’s operating cost estimates and the parameters used to define mineral reserves.

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19

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

19.1

Database Information Used

For the construction of the present resource estimate, the results from 255 drill holes completed in three different exploration campaigns by Cia Fresnillo, MSX under Metallica, and MSX under the Cambior-Metallica Joint Venture have been used.  All of the Bear Creek and 13 of the Fresnillo holes were not used because the logging data are not available.  The details of the drill database are shown in Table 10.

Table 10

Drill Hole Database Information

		DDH Holes		RC Holes		Total
	Year
		No.	Meters	No.	Meters	No.	Meters
Fresnillo	1992			36	9,129.3	36	9,129.3
MSX-Metallica	1995			47	11,970.0	47	11,970.0
MSX-Metallica	1996	28	8,568.4	78	20,894.9	106	29,463.3
MSX-Cambior	1997	11	2,650.0			11	2,650.0
MSX-Cambior Surface	1998	13	1,439.0			13	1,439.0
MSX-Cambior	1998	42	3,522.9			42	3,522.9
Total		94	16,180.3	161	41,994.2	255	58,174.5

All samples with no indication of recovery and/or no geologic description were discarded because these samples appear to be biased high for metal value.

Due to the existence of numerous tunnels in the project, 2,153 channel samples representing 4,560m from underground workings were also used for the resource estimate.  Samples collected during Bear Creek and Fresnillo sampling campaigns were generally biased high for gold and silver and they were discarded.  Channel sampling lines were treated as continuous horizontal drill holes.

The area of defined mineral resource has generally been drilled at a 50-m drill hole spacing, with some areas drilled at a closer spacing, locally to a 25 m by 25 m grid.

Surface topography data was obtained from an air photo survey commissioned to The Orthoshop of Tucson, Arizona, in 1998, and later refined on site by MSX surveyors to correct a few discrepancies around the caved areas.  All the data prior to the survey have been corrected based on the new topography and added to the database.

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Underground excavation volumes were built through wire-frames obtained from surveys and old maps completed by Asarco.  A check program was performed during 1998 to validate the data and, in a few cases, to correct the existing underground void model based on accessible tunnels and stopes.

19.2

Validation of the Database

Validation of the database was done by using section and plan maps to ensure that the information stored in the database occurs in the correct position and conforms to the geological interpretation.  The geological data from the drill hole logging sheets were verified and any discrepancies found were corrected by a re-logging of the cores and cuttings stored at the project site.  The data entered in the database was then used for the final refinement of the rock and structural models used for the present resource estimate.  All the assay results were also checked and the few errors found were corrected.

19.3

Construction of the Computer Block Model

The coordinate and block dimensions of the model covers a north-south distance of 1,260 m, an east-west distance of 1,260 m, and a vertical distance of 840 m.  Table 11 summarizes the dimensions of the block model.

Table 11

Block Model Limits and Dimensions

Axis	Minimum (m)	Maximum (m)	Block Size (m)	# Blocks
X (Easting)	313,650	314,910	10	126
Y (Northing)	2,457,550	2,458,810	10	126
Z (Elevation)	1,560	2,400	10	84

Geologic Domains

The Cerro San Pedro geological model has been constructed placing an emphasis on structural control relative to lithological control.  A three-dimensional block model was constructed using the lithology and structural domains presented in Table 12.

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Table 12

Rock Type and Structural Codes

Description	Rock Code	Description	Structure Code
Barreno Limestone	100	Abundancia	1
Barreno MnOx	101	Olvidada	2
Hospital Limestone	102	Princessa	3
Begonia Limestone	103	Rosario-Porvenir	4
Begonia Carbonaceous	104	Felix Ovalle	5
Porphyry Oxide	105	Cinco de Mayo	6
Porphyry Mixed	106	West Contact Zone	21
Porphyry Sulfide	107	East Contact Zone	22
Tertiary Rhyolite	108	West Sediments	25
Tailings	109	Porphyry	26
Backfill	110	Wedge Princessa F-O	27
		East Sediments	28

The structural model contains twelve different domains defined on the basis of geological interpretation.  Statistical results show that some structural domains give similar statistical results and are eligible for regrouping.  Table 13 presents the simplified and grouped structural model domains.

Table 13

Simplified/Grouped Structural Domains

Code	Description
1+2+27	Abundancia + Olvidada + Wedge Princesa/Felix Ovalle
25+28	East and West Sediments
3+5+6	Princesa + Cinco de Mayo + Felix Ovalle
4	Rosario-Porvenir
21+22	West and East Contact Zones
26	Porphyry

Mineralization Envelopes

Mineralized envelopes were developed through inspection of exploration data and interpretation of data on vertical cross sections.  Structural controls are the dominant geologic feature defining metal distribution at Cerro San Pedro.  Distinct structural domains were defined within each rock type zone to add a controlling factor to grade distribution.  Exploration data specific to each of these domains was analyzed to define geostatistical orientation and range specific to that domain.  The structure, grade data and geostatistical parameters associated with each domain were strictly adhered to when defining the mineralized envelopes.

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Composites & Statistics

Five-meter down-the-hole composites were calculated from the drill hole and channel sample database.  A total of 11,904 composites were computed.  The log-probability plots show distributions of moderate variability for both gold and silver with coefficients of variation between 1.00 and 2.00.  Outlier thresholds were selected by interpretation.

Variography

Correlograms for silver and gold grades were computed for the combined structural domains.  Cambior and MRA performed detailed geostatistical analysis, indicator thresholds for each domain were interpreted, and indicator variograms were calculated.  Most variograms were modeled with a global spherical model.  Anisotropy was difficult to ascertain and was only modeled if the directionality was pronounced in the experimental variograms.

Block Densities

Block specific gravities were measured by Cambior and are based on a total of 281 specific gravity determinations.  The work performed by Cambior was accepted by MRA and average densities were loaded into the block model for each lithology.  These densities generally ranged between 2.29 t/m3 for porphyry oxide to 2.59 t/m3 for Hospital limestone.  Details of the average density assignments are presented in the Feasibility Study.

Bench Height Study

Independent Mining Consultants (IMC) was contracted to perform a study to evaluate the impact of various mining bench heights, from 2 to 10 m.  The study demonstrated that there was little to no penalty in adopting a 10 m bench height.

Resource Estimate Techniques

The resource has been evaluated using five different estimation techniques: ordinary kriging (OK), the inverse distance power cube (ID3), probability assigned constrained kriging (PACK) with OK, PACK with ID3, and Restrictive Kriging (RK).  Cross sections and bench level block model maps were compared for each method to determine the most representative method for estimating the CSP deposit.  Problems associated with the traditional modeling methods, such as OK or ID to a power, are that these methods tend to overly smooth grade and do not restrict unwanted interpolation of blocks without manually establishing physical limits, such as structural and/or rock boundaries.  As such, tonnages may be overestimated and grades do not represent local information.  The advantage of using the RK indicator kriging method is to limit the extent of grade interpolation within mineralized envelopes and to properly represent the grade within these mineralized zones.

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The RK method was recognized as a valid approach to estimating the mineral resource in this deposit.  The RK method uses a single indicator approach to model grade population changes within structural domains.  The geologic environment at Cerro San Pedro is a primary example of a mix between dissemination and tight structural control.   Mineral grade tends to fluctuate along the structural boundaries and become more evenly distributed in the disseminated areas as you move away from these boundaries.  The RK approach begins with selection of an indicator cutoff corresponding to the transition between mineralized populations.  Indicator variograms are then computed to determine the continuity of mineralization above the cutoff, i.e., the variogram range.

Using the indicator variogram range as a search distance, block probabilities are estimated.  Block probabilities then represent the likelihood of the block belonging to the mineralized population above the indicator cutoff.  During grade estimation, the block probabilities are introduced into the kriging set of equations to adjust the kriging weights.  A high block probability, suggesting that a majority of the close composites are above the indicator cutoff, will result a block with a higher estimated grade than what would have been estimated using ordinary kriging.  Conversely, a block with a low block probability, suggesting isolated high grade values, would receive a lower grade estimate than ordinary kriging.  In this manner, smoothing is reduced and blocks tend to receive grades more reflective of the structure and local data.

A minimum of two and a maximum of nine composites were used for estimation, with a maximum of three composites from a single drill hole.  Search distances generally corresponded to variogram ranges.  Horizontal search distances were 100 m in the sediments and contact zones, 150 m in the porphyry, and 50 m for all other structural domains.  A 20 m vertical search distance was used for all structural domains.  Outlier grade values were limited to a maximum search distance of 15 m.

Validation of the resource model was performed by inspecting various plan and sectional areas of the model.  Comparisons of exploration data composites with the block model grade estimates were made to insure structural domains were adhered to and that model grades represented the local composite grade data. The behavior of the RK estimating method shows a close relationship between the block grades and the assay composite grades, which demonstrates the model is valid and represents the Cerro San Pedro mineral deposit.

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After validation, model blocks were then assigned a resource classification code, based on the following parameters:

•

Measured.  All estimated blocks that had a minimum of two drillholes within one-half of the variogram range from the block center.

•

Indicated.  All estimated blocks that had a minimum of two drillholes within the variogram range from the block center.

•

Inferred.  All other estimated blocks.

19.4

Mineral Resources

Geologic resources for the Cerro San Pedro deposit were originally reported by Glamis Corporation in 2000 using the existing drillhole database.  The Glamis report was prepared prior to the enactment of Canadian National Instrument 43-101.  However, the methodology applied to the estimate complies with NI 43-101 and its requirements for the definition of mineral resources.  The Glamis-based mineral resource estimates were reproduced in the previous technical report entitled “Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Amended Technical Report” and dated November 24, 2003.

The resources were determined using a 3-dimensional geological block model (3DBM) that was constructed using MineSight®/MEDSystem® software developed by Mintec Inc.  The 3DBM, described in Section 19.3 above, was based on the drillhole database and geological interpretations developed over many years of exploration on the property.   Prior to the present technical report, the reported resource was an inventory of all mineralized material within the 3DBM falling above specified cutoff grades.

To provide an understanding of how the current mineral resource estimates relate to previous reports, a short historical background is given here.  At a gold cutoff grade of 0.30 g/t, the previously reported total inventory of mineralized material in the 3DBM contains 2.89 million ounces of gold and 91.1 million ounces of silver classified as measured, indicated and inferred resources. This estimate, in accordance with NI 43-101 requirements, contains a total inventory of 2.71 million ounces of gold and 87.7 million ounces of silver classified as measured and indicated resources, and 0.18 million ounces of gold and 3.4 million ounces of silver classified as inferred.

During the intervening time between 2000 and the present, it was decided that the Cerro San Pedro town site on the property would be protected from any mining incursion.  This development results in 0.46 million ounces of gold and 12.3 million ounces of silver (measured, indicated and inferred material based on a 0.30 g/t gold cutoff grade) becoming inaccessible to open pit mining.

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The mineralization in available inventory, above a 0.30 g/t gold cutoff grade and after subtracting the material below the town site, is 2.30 million ounces of gold and 75.9 million ounces of silver classified as measured and indicated, and 0.13 million ounces of gold and 2.6 million ounces of silver classified as inferred.

According to the CIM Standards referenced by NI 43-101, “A Mineral Resource is an inventory of mineralization that, under realistically assumed and justifiable technical and economic conditions, might become economically extractable.”  The Cerro San Pedro mineral resources are presently stated to better indicate the portions of the mineralization that may become economically extractable under Metallica’s current business model (i.e., open pit mining and run-of-mine heap leach processing).  These portions of the mineralization are determined using a rough pit shell, developed from a floating cone algorithm, based on an $800/oz gold price and the same technical constraints applied to the mineral reserves.  This shell does not, however, reflect an economic pit design.  Rather, it is used simply to identify material that, under current processing technology and a reasonable gold price, could become economic.

The mineral resources reported in Tables 14 and 15 are estimates of that portion of the mineral inventory that may become “economically extractable” under an $800/oz gold price scenario.  The measured and indicated resource estimates presented in Table 14 include the mineral reserves that are described in Section 19.5.

Table 14

Cerro San Pedro Measured and Indicated Mineral Resources

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Tonnage & Grade
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t	Tonnes (000’s)	Au g/t	Ag g/t
0.2	106,289	0.55	20.3	9,929	0.48	19.7	116,218	0.54	20.3
0.3	84,840	0.63	22.1	6,028	0.63	22.3	90,868	0.63	22.2
0.4	63,631	0.72	24.6	3,945	0.77	24.7	67,576	0.72	24.6
Contained Ounces x 1000
Gold Cutoff Grade (g/t)	Measured			Indicated			Total M & I
	Gold oz	Silver oz		Gold oz	Silver oz		Gold oz	Silver oz
0.2	1,880	69,400		150	6,300		2,030	75,700
0.3	1,720	60,400		120	4,300		1,840	64,700
0.4	1,470	50,300		100	3,100		1,570	53,400

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Table 15

Cerro San Pedro Inferred Mineral Resources

(Based on a $800/oz Au & $12.31/oz Ag Pit Shell)

Gold Cutoff Grade (g/t)	Tonnage & Grade			Contained Ounces x 1000
	Tonnes (000’s)	Au g/t	Ag g/t	Gold	Silver
0.2	3,176	0.44	21.7	45	2,200
0.3	1,960	0.57	22.3	36	1,400
0.4	1,237	0.70	23.8	28	900

19.5

Mineral Reserves

Pit Limit Analyses

Pit limit evaluations of the Cerro San Pedro deposit employed the Lerchs-Grossmann (LG) algorithm to determine the extent of economic open pit mining based on run-of-mine (ROM) ore.  Process recoveries and operating costs used in these pit limit evaluations are summarized in Table 16.

Table 16

Pit Limit Input Parameters – Process Recoveries and Processing Costs

Rock Type	Gold Recovery (%)	Silver Recovery (%)	Processing Cost ($/t ore)
Porphyry Oxide	75	40	0.80
Porphyry Mixed	30	40	1.70
Porphyry Sulfide	20	30	1.70
Begoñia Limestone	55	25	0.80
Hospital Limestone	35	10	0.80
Barrano Limestones & MnOx	20	5	0.80
All other rock types (waste)	0	0	n/a

Other economic and overall slope angle parameters are summarized in Table 17.

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Table 17

Pit Limit Input Parameters – Other Economic Values and Slope Angles

Parameter	Value
Gold price	$ 400 / oz
Silver price	$ 6.15 / oz
Refining recovery for gold	99.5%
Refining recovery for silver	98.0%
Freight and refining cost for gold	$ 3.00 / oz
Freight and refining cost for silver	$ 0.15 / oz
Gross receipts royalty	1.95%
Mining cost – ore	$ 1.11 / t
Mining cost – waste	$ 0.99 / t
General/administration cost	$ 0.35 / t ore
Slope angles on NW, N & NE walls (no ramps)	55 degrees
Slope angles on E, SE, SW and W walls	45 degrees

The economic parameters presented above have been estimated by Metallica.  Mining cost estimates incorporate the latest projections made to Metallica by Washington Group International, the mining contractor for the project.  Adjustments were made for new processing and general/administration (G&A) cost estimates made by MSX.  The ore processing cost decrease from that used in previous mineral reserve estimates is due to a reduction in expected reagent consumptions for lime and cyanide (based on a review of the past metallurgical test work by Mr. Bruce Thorndycraft).  All prices and costs are in U.S. dollars.

The economic and recovery parameters, along with the lithology-based densities, were incorporated within a block valuation subroutine, which stored the net dollar values per block in the computer model of the deposit.  Only material with a measured or indicated classification was considered as potential ore in the LG analysis; all inferred material was treated as waste.  The net dollar values were then supplied to the MEDSystem® LG program, along with the overall slope angles, to generate an economic pit shell.  Contours of the resulting pit shell are presented in Figure 2 (see Section 26).

Using Net Smelter Return (NSR) cutoffs of $2.17/tonne for Porphyry Mixed and Porphyry Sulfide material and $1.27/tonne for all other rock types, the LG pit shell at $400/oz Au and $6.15/oz Ag contains about 73.1 million tonnes of measured and indicated ore grading 0.56 g/t Au and 23.3 g/t Ag.  Waste is projected at 69.4 million tonnes for a stripping ratio of 0.95:1 (tonnes waste per tonne of ore).

A series of LG sensitivity analyses were conducted for a range of gold and silver prices using the base cost and recovery parameters listed in Tables 16 and 17.  NSR values were recalculated for each case, but the NSR internal cutoffs remained at $2.17/tonne for Porphyry Mixed and Porphyry Sulfide material and $1.27/tonne for all other rock types.  The resulting measured and indicated ore and projected waste tonnages for these LG pit shells are summarized in Table 18.

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Table 18

Lerchs-Grossmann Pit Limit Sensitivity Analyses

(Ore includes measured and indicated material; all inferred material is treated as waste.)

Price ($/oz)		Ore (above internal cutoffs)			Waste Ktonnes	Total Ktonnes	Strip Ratio
Gold	Silver	Ktonnes	Au g/t	Ag g/t
325 375 400 425 450 500 550	5.00 5.77 6.15 6.54 6.92 7.69 8.46	56,596 68,789 73,140 85,395 92,383 101,736 111,901	0.61 0.58 0.56 0.55 0.54 0.52 0.50	25.3 23.7 23.3 22.5 22.2 21.5 20.7	58,611 67,178 69,432 92,227 99,114 105,028 109,235	115,207 135,967 142,572 177,622 191,497 206,764 221,136	1.04 0.98 0.95 1.08 1.07 1.03 0.98

The ore estimates presented in Table 18 should not be confused with mineral reserves, which are based on open pit designs that incorporate access, operating and geotechnical criteria in addition to economic constraints.  The LG results, however, provide an indication of potential reserves that must be validated by proper designs.  The base case LG results used to guide the design of the ultimate pit are highlighted in bold type.

Final Pit Design Parameters

The final pit design parameters are nearly identical to those used by Glamis in the Feasibility Study.  Pit slope criteria follow guidelines established by C.O. Brawner Engineering.  Haul road width, inclusive of berms and ditches, narrowed slightly to 30 meters, which will be adequate for off-highway haul trucks with payload capacities ranging 91 to 146 tonnes.  Other operating criteria remain as before, except the buffer zone to protect historical buildings within the village of Cerro San Pedro.  Mexican regulatory authorities have, for now, expanded the INAH boundary by 20 to 35 meters to the west and north from the previous buffer limit.  Table 19 summarizes the geometric parameters used in the design of the internal mining phases and ultimate pit.

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Table 19

Pit Design Parameters

Parameter	Value
Slope Angles:
Interramp – North & West	55 degrees
Interramp – East	52 degrees
Interramp – South	54 degrees
Bench Face Angle	75 degrees
Bench Height	10 m
Vertical Interval between Catch Benches	20 m
Catch Bench Width (toe to crest):
North & West Wall	8.6 m
East Wall	10.3 m
South Wall	9.2 m
Designed Road Width	30 m
Designed Ramp Gradient	10%
Minimum Designed Pushback	55 m
Minimum Mining Width	30 m

Exceptions to the above criteria include the bottom three benches of the ultimate pit, where single-lane ramps with gradients of up to 12% are employed, and the lower ramp (below the 2010m bench), where the ramp gradient runs from 10.5-11%.  As the mine approaches the end of its life, normal operational standards are frequently relaxed in order to maximize ore extraction.

The new ultimate pit plan for gold and silver prices of $400/oz and $6.15/oz, respectively, is presented in Figure 3 (see Section 26).  The designed pit fits closely with the base case LG pit shell and is a reasonable basis for estimating mineral reserves at Cerro San Pedro.

Mineral Reserves

Table 20 summarizes the new Cerro San Pedro mineral reserve estimates by rock type.  The mineral reserves are based on proven and probable material above internal Net Smelter Return (NSR) cutoff grades that vary according to processing costs (which were assigned by rock type).  An NSR cutoff of $2.17/t was used to define ore for Porphyry Mixed and Porphyry Sulfide rock types; all other material was based on a $1.27/t NSR cutoff grade.  (The internal cutoff grade is based on incremental ore mining, processing and general/administration costs, but excludes the base waste mining cost in its calculation.)

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Table 20

Mineral Reserves by Rock Type @ $400 Au & $6.15 Ag

Material	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Porphyry Oxide	47,444	0.53	20.0	1,186	48,630
Porphyry Mixed	7,033	0.66	24.7	723	7,756
Porphyry Sulfide	1,584	0.76	33.0	622	2,206
Begonia Limestone	9,384	0.44	28.4	23,996	33,380
Hospital Limestone	2,380	0.52	35.5	25,754	28,134
Barreno Limestone	1,111	0.86	29.1	14,806	15,917
Barreno MnOx	1,549	1.07	39.2	2,166	3,715
Begonia Carbonaceous	-	-	-	5,115	5,115
Tertiary Rhyolite	-	-	-	304	304
Tailings	-	-	-	378	378
Unadjusted Subtotal	70,485	0.55	23.0	75,050	145,535
Less unknown U/G voids	600	0.55	23.0	-	600
Net Mineral Reserves	69,885	0.55	23.0	75,050	144,935

As with previous technical reports, an adjustment of 600,000 tonnes was made to account for unknown underground voids that may be encountered over the course of open pit mining operations.  Known underground voids have already been accounted for in the development of the computer-based deposit model.

Table 21 shows the breakdown of the mineral reserves by classification.  These reserve estimates include both proven and probable material, which correspond to measured and indicated mineral resources within the designed economic (ultimate) pit limits shown in Figure 3.  All inferred material was treated as waste.

Table 21

Mineral Reserves by Classification @ $400 Au & $6.15 Ag

Classification	Ore Ktonnes	Au (g/t)	Ag (g/t)	Waste Ktonnes	Total Ktonnes
Proven	66,539	0.55	22.9	44,249	110,788
Probable	3,346	0.53	25.1	16,596	19,942
Other Waste	-	-	-	14,205	14,205
Total	69,885	0.55	23.0	75,050	144,935

All of the mineral reserves presented in Tables 20 and 21 are contained within the mineral resource estimates presented in Table 14 in Section 19.4.

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Total Cerro San Pedro mineral reserves at prices of $400/oz Au and $6.15/oz Ag are estimated at about 70 million tonnes grading 0.55 g/t Au and 23.0 g/t Ag.  Waste stripping is estimated at over 75 million tonnes, resulting in a strip ratio of 1.07 tonnes of waste per tonne of ore.  The total material tonnage for the designed ultimate pit is approximately 145 million tonnes.  Contained metal is estimated at about 1.24 million ounces of gold and 51.7 million ounces of silver.

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20

OTHER RELEVANT DATA AND INFORMATION

WLRC is not aware of other relevant data or information regarding the Cerro San Pedro Project.

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21

INTERPRETATION AND CONCLUSIONS

The results of the mineral reserve analysis presented in this Technical Report indicate an increase in the estimated mineral reserves that correspond to higher gold and silver prices of $400/oz and $6.15/oz, respectively.  Mineral reserves are now estimated at 70 million tonnes of ore grading 0.55 g/t Au and 23.0 g/t Ag.  Waste that must be stripped during open pit mining is projected at about 75 million tonnes, for a stripping ratio of 1.07:1 (tonnes waste per tonne of ore).  Contained metal is estimated at about 1.24 million ounces of gold and 51.7 million ounces of silver.

In comparison, the March 30, 2005 Technical Report Update projected about 63 million tonnes of ore grading 0.58 g/t Au and 23.9 g/t Ag for respective gold and silver prices of $375/oz and $5.77/oz.  Waste stripping was estimated at just over 73.3 million tonnes, for a stripping ratio of 1.16:1.

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22

RECOMMENDATIONS

Metallica Resources Inc. made the decision to develop the Cerro San Pedro project and began pad construction in 2004.  Development of the leach pads and open pit have been delayed since then as the result of legal actions taken against MSX, affecting the approval of two key permits (environmental and explosives) and the resolution of a dispute regarding the surface lease agreement.  Based on advances with the surface lease agreement and the environmental permit, as well as the issuing of an explosives permit (although its use is presently restricted to the leach pad area), Metallica has resumed plant and leach pad construction and plans to resume mining operations once the explosives permit restriction is lifted.

Once in operation, MSX engineers should periodically review current metals prices, metallurgical performance and its operating cost experience with respect to cutoff grade policy.  These parameters, along with any new geologic and assay data, may impact the ultimate pit design and mineral reserve estimates.  The ultimate pit limits should be carefully reviewed during the first two years of operation as MSX will likely have to commit to a specific design, particularly along the north wall, because of advanced stripping requirements.

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23

REFERENCES

Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.

Cambior Inc. / Metallica Resources Inc., Cerro San Pedro Project, Feasibility Study, November 1999.

Kilborn International, Minera San Xavier, S.A. de C.V., Cerro San Pedro Project, Feasibility Study, February 1997.

WLR Consulting, Inc., Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Amended Technical Report, November 24, 2003.

WLR Consulting, Inc., Metallica Resources Inc., Cerro San Pedro Gold-Silver Project, Central Mexico, Technical Report Update, March 30, 2005.

Bruce Thorndycraft, independent consulting chemical and metallurgical engineer, memorandum on Reagent Consumption Predictions, November 9, 2005.

Donald Hulse, General Manager of Minera San Xavier, S.A. de C.V., letter on the status of permits and legal actions affecting Cerro San Pedro project development, April 7, 2006.

The feasibility studies listed above are based on numerous detailed reports and studies that provided the support for each of the feasibility evaluations. These reports are included by reference.

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24

DATE AND SIGNATURES

The effective date of this report is May 2, 2006.

The principal author and Qualified Person for this Technical Report is Mr. William L. Rose, P.E.  His certificate and signature are presented on the following pages.

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CERTIFICATE OF QUALIFIED PERSON

I, William L. Rose, P.E., due hereby certify that:

1.

I am currently employed as Principal Mining Engineer by:

WLR Consulting, Inc.

9386 West Iowa Avenue

Lakewood, Colorado 80232-6441

U.S.A.

2.

I graduated with a Bachelor of Science degree in Mining Engineering from the Colorado School of Mines in 1977.

3.

I am a:

•

Registered Professional Engineer in the State of Colorado (No. 19296)

•

Registered Professional Engineer in the State of Arizona (No. 15055)

•

Member of the Society for Mining, Metallurgy and Exploration, Inc.

4.

I have worked as a mining engineer for 28 years since my graduation from college.

5.

I have read the definition of “Qualified Person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “Qualified Person” for the purposes of NI 43-101.

6.

I am responsible for the overall preparation of the technical report titled “Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico” and dated May 2, 2006 (the “Technical Report”) relating to the Cerro San Pedro property.  Sections 12, 13, 14, 15, 16, 18, 19.1, 19.2, 19.3 and 19.4 and portions of Section 4 were compiled from information contained in the reports referenced in Item 23.  I have visited the Cerro San Pedro project site during October 8-10, 1996 and April 7-8, 2004, and I have reviewed the data contained in the report entitled “Glamis Gold Ltd., Cerro San Pedro Project, Feasibility Study, November 2000.”

7.

I have had prior involvement with the property that is the subject of the Technical Report.  The nature of my involvement is mine engineering and consulting services performed for Metallica Resources Inc. and Glamis Gold.  Through my previous employment with Mine Reserves Associates, Inc., I participated in the mineral reserve estimation and mine planning work that was incorporated into the Kilborn International (February 1997) and Glamis Gold (November 2000) feasibility studies of the Cerro San Pedro project.  Since then, I have performed periodic reserve and mine planning evaluations for Metallica Resources and have authored three previous technical reports for the Cerro San Pedro Project as an independent Qualified Person in 2003 and 2005.

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8.

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9.

I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101.

10.

I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 2nd Day of May, 2006.

/William L. Rose/     [sealed]

____________________________
Signature of Qualified Person

William L. Rose

Print name of Qualified Person

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25

ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON

DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

This section is not applicable.

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26

ILLUSTRATIONS

LIST OF FIGURES

Page

1

Cerro San Pedro Project Location

51

2

Lerchs-Grossmann Pit Shell at $400 Au & $6.15 Ag

52

3

Ultimate Pit Plan at $400 Au & $6.15 Ag

53

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